USA Mutuals
700 North Pearl Street, Suite 900
Dallas, Texas 75201
November 2, 2020
VIA EDGAR TRANSMISSION
Ms. Alison White
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    USA Mutuals
Preliminary Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934) (the “Proxy Statement”); 333-57548

This correspondence responds to oral comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on October 27, 2020 with respect to the Proxy Statement filed with the Commission on October 16, 2020 with respect to the reorganization of the USA Mutuals Vitium Global Fund and USA Mutuals Navigator Fund (each, an “Existing Fund”), each a series of USA Mutuals, a Delaware statutory trust (the “Trust”), into newly created series (each, a “New Fund”) of the Northern Lights Fund Trust IV (“Northern Lights”), a Delaware statutory trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Proxy Statement. The Trust notes that it previously submitted responses to your oral comments received on October 22, 2020 regarding the Proxy Statement under separate cover on October 26, 2020 (“Initial Comments”).
General
1)Staff Comment: Please confirm that you intend to add hyperlinks for all documents that will be incorporated by reference.

Response: The Trust so confirms.

2)Staff Comment: The Staff repeats its request in Initial Comment 3. Please provide all information required by Form N-14 in the Proxy Statement, including all information required by Item 5 of Form N-14 and a discussion of principal risk factors. The Staff notes that this information cannot be incorporated by reference unless the Trust complies with the applicable rules relating to incorporation by reference.

Response: The Trust undertakes to make the requested revisions.

3)Staff Comment: Please confirm that the response to Initial Comment 7, indicating that each New Fund will be the accounting survivor of the relevant transaction, is correct. Given that these are shell reorganizations, we would expect each target fund to be the accounting survivor. If the response is correct, please provide the accounting and performance survivor analysis (NAST analysis) for each Reorganization and disclose the accounting survivor in the Proxy Statement.

Response: As noted by the SEC, the New Funds are “shell funds.” The Acquiring Trust intends for the New Funds to carry forward the financial statements and performance history of the Existing Funds after the Reorganization. Under the analysis of the North American Security Trust SEC No-Action Letter (Aug. 5, 1994), then, the accounting survivors of the Reorganization are the Existing Funds.
Reasons for the Proposed Reorganization
4)Staff Comment: Please correct the disclosure stating that the Adviser and certain of the New Funds’ service providers will bear the costs associated with the Reorganization.

Response: The Trust responds by revising the applicable disclosure as follows: “The Adviser also represented that shareholders of the Existing Funds would not be required to pay for the Reorganization because the Adviser would bear all costs associated with the Reorganization.”

5)Staff Comment: Please add disclosure to the Proxy Statement that USA Mutuals Advisors, Inc. will bear the entirety of the total Reorganization Expenses whether or not the Reorganizations are consummated.

Response: The Trust undertakes to make the requested revision.
Comparison of the Existing Fund and the New Funds
6)Staff Comment: Please include the information required by Item 3(c) of Form N-14; specifically, please add a discussion/comparison regarding the principal risks of the Existing Funds versus those of the New Funds.

Response: See the response to Comment 2.

7)Staff Comment: With respect to the response to Initial Comment 15, the pro forma fee tables for the New Funds should reflect expenses subject to recapture (in addition to the Fees and Expenses Table in the New Funds’ Prospectus reflecting such expenses) as a separate line item or included in Other Expenses. Reference is made to IM-DCFO 1995-09, Financial Statement Presentation of Fee Waivers and Recapture (November 2, 1995 and. November 22, 2019), setting forth how these expenses should be reflected.

Response: The Trust undertakes to make the requested revisions for the New Vitium Global Fund. The Trust confirms the New Navigator Fund’s estimated expenses are exactly at the expense cap.

8)Staff Comment: With respect to the Vitium Global Fund, supplementally provide additional detail regarding the nature of the legal fees and how they were deemed to be extraordinary.

Response: The Trust responds by supplementally noting that the legal fees were incurred in connection with an extended SEC examination of the Vitium Global Fund by the Commission’s

Forth Worth Regional Office. Those legal expenses that were deemed incurred in the ordinary course were included within the expense cap limitation agreement. In consultation with the Fund’s independent public accountants it was determined that certain of the expenses were unusual and infrequent and could be deemed extraordinary for financial statement accounting purposes. Accordingly those expenses were deemed to fall outside the expense cap limitation agreement.

Note 3 to the Fund’s financial statements for the fiscal year-ended March 31, 2020 provides, in part, as follows: “During the year ended as of the date of this report, the Vitium Global Fund incurred legal fees that were deemed to be extraordinary and were therefore excluded from the Fund’s expense cap.  These extraordinary expenses are reported separately on the Statements of Operations as “Legal fees – extraordinary.”  The impact on total returns, the net investment income ratio and the gross and net expense ratios of the extraordinary expenses is also reported in the financial highlights.”

9)Staff Comment: The Navigator Fund’s Fees and Expenses table shows that expenses of the New Fund are expected to be the same as the Existing Fund. Please review the disclosure stating that the expenses of the New Funds are expected to be lower than the expenses of the Existing Funds.

Response: The Trust responds by revising the applicable disclosure as follows: “The costs of the New Funds’ service providers are expected to be lower than the costs of the Existing Funds’ service providers.”

10)Staff Comment: The narrative included with the Expense Examples states that the contractual agreement to limit expenses remains in effect through [ ], 2022. Please revise this disclosure to state that each example assumes only one year of waived expenses.

Response: The Trust responds by revising the applicable disclosure as follows: “The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect for only one year.”

11)Staff Comment: Regarding the Expense Example for the Vitium Global Fund, the Staff notes that it has calculated the following figures, which do not align with the current disclosure. Please reconcile.

Investor Class, Pro Forma New Fund: $148; $459; $792; and $1,735
Class C, Pro Forma New Fund (with CDSC): $323; $688; $1,180; and $2,534
Class C, Pro Forma New Fund (without CDSC): $223; $688; $1,180; and $2,534

Response: The Trust acknowledges an arithmetic error in calculating the Expense Example for the Vitium Global Fund. Upon correction of the error, the Trust agrees with the SEC’s calculations for the Investor Class and Class C shares (with and without the CDSC) of the New Fund. The Trust has revised the disclosure accordingly.
Certain Comparative Information about USA Mutuals and Northern Lights
12)Staff Comment: Please highlight the differences in the information contained in this section.

Response: The Trust undertakes to make the requested revisions.

Please contact me at (414) 287-9386 or mbussie@gklaw.com if you have any questions.
Sincerely,
Godfrey & Kahn, S.C.
/s/ Molly L. Bussie
Molly L. Bussie